

June 3, 2013

Via E-mail
Michael M. Larsen
President and Chief Executive Officer
Gardner Denver, Inc.
1500 Liberty Ridge Drive, Suite 3000
Wayne, PA 19087

      Re: Gardner Denver, Inc.
             Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
             Filed May 28, 2013
             File No. 001-13215

Dear Mr. Larsen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 31

1.   Please expand your response to the last bullet point of prior comment 4 to provide us your analysis of how an agreement with your former CEO related to a sale of your company is not material.

2.   Refer to your revisions in response to prior comment 7. Please provide sufficient information about the nature of the financial sponsor that bid $73 per share and the financial sponsor that bid $75 per share so that your shareholders can understand how the Board concluded that they were in need of additional equity financing, "viewed the business and its value in a way that made it unlikely that they would offer a competitive bid," or were smaller and had a different transaction history that the financial sponsors who were invited to proceed to the second round.

3.   Please address that part of prior comment 8 that asked you to disclose when negotiations began. Also, please clarify what you mean by your disclosure on page 41 that the Board "confirmed" the authority. Was the Board confirming the authority to negotiate that someone else provided Mr. Larson after the Board eliminated that authority on November 12, 2012?

Opinion of Goldman, Sachs & Co., page 47

4.   If your disclosure does not reflect all of your financial advisor's analyses, please tell us how you selected which analyses to omit.

Public Trading Multiples Analysis, page 50

5.   Please address that part of prior comment 13 that asked you (1) to clarify why comparison of data based on different dates provides meaningful information and, (2) if the resulting information would have been materially different if all data were from the same date, to provide appropriate disclosure to alert shareholders of the existence of the difference. Also, please clarify (1) what the Public Company Trading Multiples Analysis reveals regarding the consideration to be received by shareholders in the transaction, and (2) the basis for your determination disclosed on page 51 that the analysis is "customary."

Illustrative Discounted Cash Flow Analysis, page 52

6.   Please address that part of comment 14 that asked you to tell us whether your proxy statement disclosure of projections includes all of your projections that the financial advisor used in preparing its analyses.

7.   Refer to your response to prior comment 15:
    *   We note your added disclosure on page 53 that the net debt was based on the updated forecasts. Please show us how your disclosure regarding the updated forecasts provides information about your net debt.
    *   We note your revised disclosure here and elsewhere in your document that your financial advisor selected multiples based on its judgment taking into account other multiples. If the multiples that the financial advisor selected differed materially from the multiples that it "took into account," please ensure that the existence of such a difference is clear from your disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Brent A. Walters
                 Gardner Denver, Inc.